OMB APPROVAL
OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response . . .1 4.9
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Freeport-McMoRan Coppert & Gold Inc. (Name of Issuer)

Class B Common Stock (Title of Class of Securities)

35671D857 (CUSIP Number)

Douglas N. Currault II 1615 Poydras Street New Orleans, Louisiana 70112 (504) 582-4000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2001 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)

CUSIP No. 35671D857
1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entity only). James R. Moffett
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)		Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	3,988,178
	8.	Shared Voting Power	701,001
	9.	Sole Dispositive Power	3,988,178
	10.	Shared Dispositive Power	701,001
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		4,689,179
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)		N/A
13.	Percent of Class Represented by Amount in Row (11)		5.1%(1)
14.	Type of Person Reporting (See Instructions)		IN

                (1)         Based on 88,467,599 shares of Common Stock of the Issuer outstanding as of February 28, 2001, plus options to acquire 3,968,169 shares of Common Stock of the Issuer held by the Reporting Person.

Item 1.         Security and Issuer.

            This statement relates to the voting Class B common stock (the "Common Stock"), of Freeport-McMoRan Copper & Gold Inc. (the "Issuer"), a Delaware corporation. The address of the principal executive offices of the Issuer is 1615 Poydras Street, New Orleans, Louisiana 70112.

Item 2.         Identity and Background.

            (a), (b), and (c)         This statement is filed by James R. Moffett (the "Reporting Person"). The business address of the Reporting Person is 1615 Poydras Street, New Orleans, Louisiana 70112. James R. Moffett is Chairman of the Board and Chief Executive Officer of the Issuer, which is a copper and gold mining company with its principal operations in the Republic of Indonesia.

            (d)         The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

            (e)         The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

            (f)         The Reporting Person is a United States citizen.

Item 3.         Source and Amount of Funds or Other Consideration.

            Not Applicable.

Item 4.         Purpose of Transaction.

            As Chairman of the Board and Chief Executive Officer of the Issuer, Mr. Moffett holds options to acquire Common Stock of the Issuer, which options have varying vesting schedules. As of March 7, 2001, Mr. Moffett is the beneficial owner of 721,010 shares of Common Stock, and options to acquire 3,968,169 shares of Common Stock that are currently exercisable or exercisable within 60 days. Mr. Moffett became the beneficial owner of more than five percent of the Common Stock of the Issuer on March 7, 2001, which is the date 60 days prior to the vesting of options to acquire 125,000 shares of the Common Stock of the Issuer.

            As of March 7, 2001, there are no plans or proposals that the Reporting Person has that relate to or would result in (a) the acquisition of securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's certificate of incorporation, by-laws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any change in the trading market of any class of securities of the Issuer; (i) a class of equity securities of the Issuer becoming eligible for termination of registration under the Securities Exchange Act of 1934; or (j) any action similar to any of the matters enumerated above. James R. Moffett is Chairman of the Board and Chief Executive Officer of the Issuer. In the course of performing his duties for the Issuer, Mr. Moffett may discuss one or more of the matters enumerated above with the directors of the Issuer or the Issuer's management or may formulate a plan or proposal relating to one or more of the matters enumerated above.

Item 5.         Interest in Securities of the Issuer.

            (a), (b), and (d)         As of March 7, 2001, James R. Moffett is the beneficial owner of 4,689,179 shares of the Common Stock, which is approximately 5.1% of the outstanding shares of the Common Stock. Mr. Moffett has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 3,988,178 of such shares and shares the power to vote or to direct the vote and shares the power to dispose or to direct the disposition of 701,001 of such shares. Of such 701,001 shares as to which Mr. Moffett shares voting and investment power, (i) 624,001 are held by a limited liability company of which Mr. Moffett is a member, which limited liability company has the right to receive dividends from, and the proceeds from the sale of, such shares, and (ii) 77,000 are held by a foundation of which Mr. Moffett is president and a director, which foundation has the right to receive dividends from, and the proceeds from the sale of, such shares. Mr. Moffett expressly disclaims beneficial ownership of the 77,000 shares of Common Stock held by the foundation.

            (c)         The Reporting Person had no transactions in the Common Stock of the Issuer in the past 60 days.

            (e)         Date the Reporting Person ceased to beneficially own more than 5% of shares:

                         Not applicable

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            The Reporting Person is the Chairman of the Board and the Chief Executive Officer of the Issuer. As of March 7, 2001, the Reporting Person has the right to acquire 3,968,169 shares of Common Stock upon the exercise of options granted pursuant to the Issuer's stock option plans. In addition, there are 20,009 shares of Common Stock credited to the Reporting Person's account in the Issuer's Employee Capital Accumulation Program.

Item 7.         Material to be Filed as Exhibits.

            None.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of March 7, 2001.

February 28, 2002	/S/ JAMES R. MOFFETT
Date	James R. Moffett

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)